UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) September 16, 2022

ReAlpha Asset Management, Inc.

(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017

(Full mailing address of principal executive offices)

(707) 732-5742

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $.001

Item 9. Other Events.

On September 15th, 2022, reAlpha Asset Management Inc. (the “Company”) opened a satellite office in Florida located at 3350 SW 148th Avenue Suite 110, Miramar FL 33027. Concurrently, reAlpha Realty, a Florida Limited Liability Company, was established as a Florida Brokerage on September 16, 2022 operating from same said location. reAlpha Asset Management Inc. is listed as a member of reAlpha Realty, LLC. Jorge Aldecoa is the designated Broker of record and member of reAlpha Realty, LLC in accordance with Florida Statues regarding Real Estate Companies.

reAlpha Realty, LLC will act as a Residential Florida Brokerage. Its main purpose will be to aid and facilitate the acquisition and disposition of short-term rental assets by representing reAlpha Asset Management Inc. in future acquisitions and dispositions when appropriate. Given the typical commission structure for purchases, we expect that reAlpha Realty, LLC, serving as our buyer’s agent, could receive up to 2.5% commissions on real estate purchases made by the Company and its subsidiaries in Florida, which will contribute to the consolidated revenue of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) ReAlpha Asset Management, Inc.

By (Signature and Title) /s/ Michael Logozzo, Chief Financial Officer and Chief Operating Officer

Date September 19, 2022

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